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                                                             EXHIBIT (A)(3)(III)



               [SIERRA FUND ADMINISTRATION CORPORATION LETTERHEAD]





     December 10, 1997

     RE:  SIERRA PRIME INCOME FUND
          Commencement of Tender Offer


     To Our Authorized Dealers:

          As you may be aware, it is the policy of the Board of Trustees of the Sierra Prime Income Fund to consider on a quarterly basis whether to make a tender offer for the Class A Common Shares of the Fund. We are pleased to announce that the Board has authorized a quarterly tender offer of the Fund's shares commencing today, December 10, 1997, for the purpose of providing liquidity to its shareholders. The commencement of the tender offer was announced in the Wall Street Journal today.

          The Fund is offering to purchase up to 161,925 of its Class A Common Shares (approximately 20% of its issued and outstanding Class A Common Shares) for cash at a price equal to the net asset value per Class A Common Shares of the Fund determined as of 2:00 PM Pacific Standard Time on the Expiration Date of the Offer. The Offer is scheduled to terminate as of 6:00 PM Pacific Standard Time on January 9, 1998, the expiration date of the offer (unless extended). An "Early Withdrawal Charge" or "EWC" may be imposed on certain Class A Common Shares accepted for payment that have been held for less than two years.

          Terms and conditions of the tender offer are contained in the Fund's Offer to Purchase dated December 10, 1997, and the related Letter of Transmittal, copies of which are available to you upon request.

          Should you have any questions regarding the tender offer, please contact Sierra Shareholder Services at (800) 222-5852.


     Sincerely,


     SIERRA FUND ADMINISTRATION CORPORATION